

Nasdaq Regulation

Nasdaq

William Slattery
Vice President
Listing Qualifications

By Electronic Mail

December 11, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 6, 2019 The Nasdaq Stock Market (the "Exchange") received from SVB Financial Group (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Depositary Shares Each Representing a
1/40th Interest in a Share of 5.250%
Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series A

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery